Filed Pursuant to Rule 433

Dated April 3, 2012

Registration Statement on Form F-3 (No. 333-171167)

Relating to the

Preliminary Prospectus Supplement Dated April 3, 2012 and

Prospectus dated December 15, 2010

ASPEN INSURANCE HOLDINGS LIMITED

PERPETUAL NON-CUMULATIVE PREFERENCE SHARES

SUMMARY OF TERMS

Issuer:	Aspen Insurance Holdings Limited, a Bermuda holding company (the “Issuer”)

Security Type:	7.250% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”)

Amount:	$150,000,000; 6,000,000 shares

Option to purchase additional shares:	$22,500,000; 900,000 shares

Expected Ratings*:	Moody’s: Ba1 (Stable) / S&P: BBB- (Stable)

Legal Format:	SEC Registered

Trade Date:	April 3, 2012

Settlement Date (T+ 5):	April 11, 2012

Maturity:	Perpetual

Initial Liquidation Preference:	$25 per share

Dividend Rate:	7.250% of the $25 liquidation preference of each share from Settlement Date, payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors.

First Dividend Payment Date:	July 1, 2012

Payment Business Days:	New York

Payment Convention:	Following; unadjusted

Dividend Payment Dates:	January 1, April 1, July 1 and October 1

CUSIP/ISIN:	G05384147/BMG053841471

Expected Listing:	NYSE. If the application is approved, trading in the Preference Shares is expected to commence within 30 days after the initial delivery.

Public Offering Price:	$25 per share

Underwriting Discount:	$0.7875 per share

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discounts and Before Offering Expenses:	Approximately $145,275,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

Capitalization—As Adjusted:

The Issuer’s consolidated capitalization (in millions) as of December 31, 2011, on an as adjusted basis to reflect the net proceeds of this Offering, after deducting underwriting discounts and before expenses, would be as follows:

• 6,000,000 7.25% Non-Cumulative Perpetual Preference Shares	$145.3
• Total Shareholders’ Equity	$3,317.4
• Total Capitalization	$3,816.4

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Barclays Capital Inc. toll-free at 1-888-603-5847, UBS Securities LLC, toll-free at 877-827-6444, ext. 561 3884, or Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.

This communication should be read in conjunction with the preliminary prospectus supplement dated April 3, 2012 and the accompanying prospectus dated December 15, 2010.

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